SI

16001758

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

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SEC FILE NUMBER
8-67445

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Windward Capital, Inc. dba KMHT

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 South Dairy Ashford Suite 100
(No. and Street)

Houston (City) TX (State) 77077 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean F. Lawton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Windward Capital, Inc., as of December 31st, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

WILLIAM R MERKLE
Notary Public
State of New Jersey
My Commission Expires Jun 24, 2020

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Windward Capital, Inc.

We have audited the accompanying statement of financial condition of Windward Capital, Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholder' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windward Capital, Inc.as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2016

WINDWARD CAPITAL, INC.

CONTENTS

WINDWARD CAPITAL, INC.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$ 13,657
Total Assets	$ 13,657

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$ 0
STOCKHOLDER'S EQUITY	
Common Stock, $1 par value, 5000 shares Authorized, issued and outstanding	5,000
Additional paid-in capital	162,658
Accumulated deficit	(154,001)
Total Stockholder's Equity	$ 13,657
Total Liabilities and Stockholder's Equity	$ 13,657

The accompanying notes are an integral part of these financial statements.

WINDWARD CAPITAL, INC.
Statement of Income
For Year Ended December 31, 2015

REVENUE	$ 0
EXPENSES	
Professional fees	$ 64,885
Regulatory fees	4,570
Other expenses	6,323
Total expenses	75,778
NET LOSS	$ (75,778)

The accompanying notes are an integral part of these financial statements.

WINDWARD CAPITAL, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Common Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at December 31, 2014	5,000	5,000	$81,085	$(78,223)	$7,862
Additional capital contributed			81,573		81,573
Net loss				(75,778)	(75,778)
Balances at December 31, 2015	5,000	5,000	$162,658	$(154,001)	$13,657

The accompanying notes are an integral part of these financial statements.

WINDWARD CAPITAL, INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities	
Net loss	$ (75,778)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities:	
Decrease in prepaid expenses	1,620
Net cash used in operating activities	(74,158)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Additional capital contributed	81,573
Net cash provided (used) by financing activities	81,573
Net increase (decrease) in cash	7,415
Cash at beginning of year	6,242
Cash at end of year	$ 13,658

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

WINDWARD CAPITAL, INC.
Notes to Financial Statements
December 31, 2015

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Windward Capital, Inc. (the "Company") was organized in July 2006 as a Texas corporation. The Company is located in Houston, Texas.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and, accordingly is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company has not had any customer security transactions.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected S Corporation status for income tax purposes; whereby, the Company's taxable income or loss pass through to its shareholder; therefore, there is no provision for federal income taxes. As of December 31, 2015, open Federal tax years subject to examination include the tax years ended December 31, 2012 through December 31, 2014.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $13,657, which was $8,657 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

Note 3 - New Accounting Pronouncements

In May 2014, The Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principal is that a Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2018. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concem (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concem. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This guidance is effective for the Company's annual reporting period ending December 31, 2016. Early adoption is permitted. The Company expects no material effect on its financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-02), Simplifying Income Statement Presentation by Eliminating the concepts of Extraordinary Items. The amendments in ASU 2015-01 Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item. ASU 2015-01 is effective for the Company's annual periods beginning January 1, 2016. Early adoption is permitted. The Company is not currently reporting any extraordinary or unusual items in its financial statements.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2015

Schedule I

WINDWARD CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	13,657
Deductions and/or charges		-
Net capital before haircuts on securities positions		13,657
Haircuts on securities		-
Net Capital	$	13,657

AGGREGATE INDEBTEDNESS

Computation of basic net capital requirement: Minimum dollar net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	8,657
Net capital less greater of 10% of aggregate indebtedness or 120% capital requirement	$	7,657
Ratio of aggregate indebtedness to net capital		0 to 1

RECONCILIATION OF COMPUTATION OF NET CAPITAL

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per company (unaudited) FOCUS Part IIA	$	13,657
Adjustments		-
Net capital per audited report	$	13,657

Schedule II

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of. Under these exemptive provisions the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholders
Windward Capital, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Windward Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Windward Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and *(b)* Windward Capital, Inc. stated that Windward Capital, Inc. met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Windward Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Windward Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

Dallas, Texas
February 23. 2016

Windward Capital, Inc., CRD #142245

Exemption Report Pursuant to Amendments to Rule 17a-5:
Reports to be Made by Certain Brokers & Dealers

To my best knowledge and belief of Windward Capital, Inc., the firm is exempt from Customer Protection Rule 15c3-3 and has been exempt throughout the most recent fiscal year ending December 31, 2015.

The firm claims an exemption from Rule 15c3-3 under the provision in paragraph (k)(2)(i) (Special Account for the Exclusive Benefit of Customers will be maintained as warranted).

The firm has met the identified exemption provision throughout the most recent fiscal year without exception.

Sean Lawton, President
Windward Capital, Inc.

February 11th, 2016
Date